SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)
                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F  X                            Form 40-F
                          ---                                    ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                Yes                                     No  X
                   ---                                     ---

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                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ No. 02.558.156/0001-18
                               NIRE 26.3.0001109-3


                   Minutes of the Board of Directors' Meeting


On July 18, 2003, at 2:00 p.m. Members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPACOES S/A met for an ordinary meeting, in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Republica do Chile, 500, 25th floor, Centro. Attending the meeting were Mr. Mario Cesar Pereira de Araujo, Mr. Franco Bertone and Mr. Luiz Henrique Fraga. Resolutions: 1. Financial Statements for the Second Quarter of 2003: Since the analysis of the results submitted by the Executive Board had been completed and, as a result of the clarifications provided by the Executive Board, the Board of Directors decided to approve the Financial Statements for the Second Quarter of 2003. 2. Mark Transfer: The Board of Directors decided to transfer to Telecom Italia Mobile S.p.A. the last mark, whose ownership still belongs to the Company. In this regard, the Board of Directors authorized the Executive Board to take the measures necessary to assign, free of charge, the "TIMMY" mark registration, Class 16.20, since in essence the mark is being returned to its original patentee. 3. Change of Headquarters: The proposal submitted by the Executive Board was analyzed and the Board of Directors approved the Company's headquarters move to Avenida Ayrton Senna da Silva, 1633, Bairro de Piedade, Jaboatao dos Guararapes, CEP 54.410-240, in Pernambuco, and authorized the Executive Board to take the necessary steps to carry out the move. 4. Call for General Shareholders' Meeting to Amend Article 2 of the Bylaws: Since the transfer of headquarters to the City of Jaboatao dos Guararapes was approved according to item 3 above, and considering that Article 2 of the Bylaws determines that the Company's headquarters should be located in Recife, State of Pernambuco the Members of the Board of Directors established that, at the most convenient time, a Special Shareholders' Meeting should be called to analyze the issue and adapt Article 2 of the above-mentioned the Bylaws. 5. Code of Ethics of the Company: The proposal for a Code of Ethics for the Company was analyzed and the model submitted to the Board of Directors was unanimously approved, a copy of which is attached to these minutes. Having nothing further to be discussed, the meeting was closed and these minutes were drawn up, which after having been read and approved were signed by all the Board of Directors' members present at the meeting.

                         Rio de Janeiro, July 18, 2003.


Mario Cesar Pereira de Araujo                                Franco Bertone


Luiz Henrique Fraga

Annex



                                                                      [TIM LOGO]


                           CODE OF ETHICS OF THE GROUP
        In agreement with the Code of Ethics of the Telecom Italia Group

Article 1 - Premise

o Both internally and externally, the activity of the Telecom Italia Group is based on observance of the principles set out in this Code, in the belief that ethical business conduct is also a condition for a firm's success.
o Telecom Italia has accordingly adhered -- and encourages all the companies in the Group to adhere -- to the Global Compact promoted by the United Nations with regard to human rights, the environment and labor standards.


Article 2 - Objectives and values

o The primary objective of the companies belonging to the Telecom Italia Group is to create value for their shareholders. Industrial and financial strategies are oriented to achieving this end, as is the consequent conduct of operations, based in turn on the efficient use of resources.
o    Group companies:
     - are committed, as active and responsible members of the community, to observing the laws in force in the countries in which they operate and the ethical principles commonly accepted in the conduct of business: transparency, correctness and fairness;
     - reject and stigmatize recourse to illegal and improper conduct (vis-a-vis the community, public authorities, customers, workers, investors and competitors) in order to achieve their business objectives, which they pursue exclusively through the excellence of their products and services in terms of quality and cost-effectiveness, based on experience, customer care and innovation.
     - adopt organizational solutions serving to prevent violations of the principles of legality, transparency, correctness and fairness by their employees and collaborators and take steps to ensure they are applied and complied with in practice;
     - ensure, while safeguarding the competitive strengths of their businesses, that the market, investors and the public are fully informed about their actions;
     - make every effort to promote fair competition, which they believe to be in their own interest and in that of all the other firms operating in the market, their customers and their stakeholders;
     - pursue excellence and competition in the market and provide their customers with high quality services that meet their needs efficiently;
     - are aware of the strategic importance of the services they provide for the well-being and growth of the communities in which they operate;
     -    protect their human resources and enhance their quality;
     - use material resources responsibly, with a view to achieving sustainable growth that respects the environment and the rights of future generations.


Article 3 - Shareholders

Group companies are committed to ensuring equal treatment for all classes of shareholders and avoiding biased behavior. The reciprocal advantages that come from belonging to a group are pursued in accordance with the provisions of the applicable law and without prejudice to the interest of each company in creating value.

Article 4 - Customers

The excellence of Group companies' products and services is founded on the attention paid to customers and the willingness to satisfy their requests. The ultimate aim is to guarantee an immediate, capable and competent response to customers' needs, in a correct, courteous and helpful way.

Article 5 - The Community

o Group companies aim to contribute to the economic well-being and growth of the communities in which they operate by providing efficient and technologically advanced services.
o Consistently with this objective and with their responsibilities towards the various stakeholders, Group companies consider that research and innovation are essential to their growth and success.
o Compatibly with their nature of commercial enterprises and the consequent need for their operations to be economically efficient, in their choices Group companies consider the social importance of telecommunications services and endeavor to meet the needs of the entire community, including the weakest members.
o Aware of the importance of the services they provide and the consequent responsibility towards society, Group companies maintain relations with public authorities at the local, national and international levels based on full and active cooperation and transparency, in conformity with their respective roles and the economic objectives and the values set out in this Code.
o Group companies are well-disposed towards, and where appropriate, provide support for social, cultural and educational initiatives aimed at developing the person and improving living standards.
o Group companies do not make contributions of any kind to political parties or trade unions or to their representatives or candidates, subject to the provisions of the applicable law.

Article 6 - Human Resources

o The companies of the Telecom Italia Group recognize the central role of human resources, in the belief that the principal factor in the success of every firm is the contribution made by those who work for it, in a context of fairness and mutual trust.
o Group companies protect their employees' safety and health at the workplace and in the conduct of their business consider respect for workers' rights to be of fundamental importance. Personnel management within the Group aims to ensure equal opportunity and to promote the development of each individual.


Article 7 - The Environment

o The companies of the Telecom Italia Group are convinced of the need for sustainable growth at global level, in the interest of all today's and tomorrow's stakeholders. Their investment and operating choices therefore always take into account the need to protect the environment and public health.
o Subject to the specific provisions of the applicable law, Group companies take environmental issues into account in arriving at their decisions and, wherever operationally and economically feasible, adopt eco-friendly technologies and methods of production, with the aim of reducing the impact of their activities on the environment.


Article 8 - Disclosure of Information

o Group companies are aware of the importance of correct information about their activities for the market, investors and the community as a whole.
o Subject to the need for confidentiality in running their businesses, Group companies make transparency an objective in their dealings with all stakeholders. In particular, they disclose information to the market and investors in accordance with criteria of correctness, clarity and equal access.


Article 9 - Compliance with the Code

o The governing bodies of all Group companies, their managements and all those who work for them are required to observe this Code.
o The companies of the Telecom Italia Group are committed to implementing the procedures, rules and instructions serving to ensure that the values embodied in the Code are reflected in the conduct of each company and in that of its employees and collaborators, with provision made, where appropriate, for a system of sanctions for violations.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Tele nordeste celular Participacoes S.A.


Date:  July 25, 2003

                                       By   /s/  WALMIR URBANO KESSELI
                                            ------------------------------------
                                            Name:  Walmir  Urbano Kesseli
                                            Title: Chief Financial Officer